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                      -SECURITIES AND EXCHANGE COMMISSION-
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            JDS UNIPHASE Corporation
            -------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK par value $0.001 per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   466125 10 1
            -------------------------------------------------------
                                 (CUSIP Number)

                             Nicholas Unkovic, Esq.
                             Bruce W. Phillips, Esq.
                               GRAHAM & JAMES LLP
                                 600 Hansen Way
                            Palo Alto, CA 94304-1043
                                 (650) 843-3235
            -------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 1, 1999
            -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.113d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).


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CUSIP No. 466125 10 1              13D                       Page 1 of 5 Pages
          -----------              Amendment                     ---  ---
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (entities only)

     The Furukawa Electric Co., Ltd. ("Furukawa")
     FEJ Holding Inc. ("FEJH")
     FEJ Sales Inc. ("FEJS")
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group  (SEE Instructions)

         (a) x
         (b)
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)

     WC, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Japan
------------------------------------------------------------------------------
Number of Shares               (7)    Sole Voting Power = 0
Beneficially Owned
by Each Reporting            ------------------------------------------------
Person with                    (8)    Shared Voting Power = 36,183,520

                              ------------------------------------------------
                               (9)    Sole Dispositive Power = 0

                              ------------------------------------------------
                              (10)    Shared Dispositive Power = 36,183,520

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     36,183,520
-------------------------------------------------------------------------------

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CUSIP No. 466125 10 1              13D                     Page 2  of 5 Pages
          -----------              Amendment                   ---   ---
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-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /
     (SEE Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     Approximately 20.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     CO
-------------------------------------------------------------------------------


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CUSIP No. 466125 10 1              13D                      Page 3 of 5 Pages
          -----------              Amendment                    ---  ---
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ITEM 1.  SECURITY AND ISSUER.

         The title of the class of the equity securities to which this statement relates is Common Stock, $0.001 per share, of JDS Uniphase Corporation (the "Issuer").

         The Issuer and the address of is principal executive offices are:
         JDS Uniphase Corporation
         163 Baypointe Parkway
         San Jose, CA 95134

ITEM 2.  (a) - (c) and (f)

         SEE Schedule 13D filed on July 16, 1999.

         (d) - (e)

         During the last five years, neither Furukawa, nor any of the persons listed above, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) Disposal of some, but not all, of Exchangeable Shares held by Reporting Persons.

         (b) - (d) are inapplicable.

         Except as set forth above, the Reporting Persons have no present plans or

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CUSIP No. 466125 10 1              13D                      Page 4 of 5 Pages
          -----------              Amendment                    ---  ---
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         intentions which would result in or relate to any of the
         transactions required to be described in subparagraphs (e) through
         (j) of Item 4 of Schedule 13D, although the Reporting Persons may, depending on the factors set forth above, and other considerations, determine to pursue one or more such transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b)

         Furukawa, through FEJH and FEJS, owns 36,183,520 of Exchangable Shares, which represents approximately 20.8% of the aggregate outstanding Uniphase Common Shares and Exchangeable Shares taken together, which is a total of 173,719,245 (113,104,566 Uniphase Common Shares and 60,614,679 Exchangeable Shares) as of the most recently available filing by the Issuer, a Form 10-Q filed as of November 4, 1999. Note that, since the reporting parties filed its
         Schedule 13D on July 16, 1999 with respect to the Issuer, the Issuer has split its stock two-for-one. Furukawa, through FEJH and FEJS, sold 1,815,000 Exchangeable Shares as of December 1, 1999 in accordance with the requirements of Rule 144 under the Securities Act of 1933 at a price of US $218.50 per share.

         Exchangeable Shares are economically equivalent to the Uniphase Common Shares. The Exchangeable Shares are exchangeable at any time at the option of the holder on a one-for-one basis, for Uniphase Common Shares. Uniphase Common Stock has a par value of $0.001 per share. To the best knowledge of Furukawa, none of the directors or executive officers of Furukawa listed in Item 2 beneficially own any Common Stock of the Issuer. Furukawa, through FEJH and FEJS, has the shared power to vote and dispose of all 36,183,520 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         SEE Schedule 13D filed on July 16, 1999 by the reporting parties.

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CUSIP No. 466125 10 1              13D                      Page 5 of 5 Pages
          -----------              Amendment                    ---  ---
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SIGNATURE.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December ___, 1999

THE FURUKAWA ELECTRIC CO., LTD.
by
/s/ Osamu Sato
-----------------------------------

Osamu Sato
-----------------------------------
Name

General Manager / Finance and Accounting Department
---------------------------------------------------
Title


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